February 13, 2013

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Staff Attorney Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant

Re:	Marin Software Incorporated Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 Submitted January 22, 2013 CIK No. 0001389002

Ladies and Gentlemen:

On behalf of Marin Software Incorporated (the “Company”), we are concurrently filing under the Securities Act of 1933, as amended, the Registration Statement on Form S-1 (CIK No. 0001389002), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on December 14, 2012 and was amended on a confidential basis on January 22, 2013 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 7, 2013 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Registration Statement in paper format, marked to show changes from the draft confidentially submitted on January 22, 2013.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures. The Company will add its audited consolidated financial statements for 2012 in its next filing.

General

1.	As we explained to counsel during our phone conversation on February 4, 2013, we noted a recent interview with Christopher A. Lien, your Chief Executive Officer, published in Media Post on December 27, 2012, discussing Marin Software’s IPO plans for 2013. Please provide us with your analysis as to how you believe this communication comports with the requirements of Section 5(c) of the Securities Act of 1933.

United States Securities and Exchange Commission

Division of Corporation Finance

February 13, 2013

The Company respectfully advises the Staff that it believes that Mr. Lien’s statement that the Company “will go through an IPO in 2013” does comport with the requirements of Section 5(c) of the Securities Act of 1933, as amended, because it believes that this statement was not an “offer to sell” the Company’s securities. Online Media Daily, a publication operated by MediaPost, is a trade publication for the advertising industry. This is not a publication with broad appeal or specifically addressed to investors; instead, it focuses primarily on a readership comprised of advertisers and marketing professionals. In previous interviews with this publication, the questions posed by the reporter had focused solely on the Company’s products and industry expertise.

Mr. Lien responded to a specific question from the interviewer about IPO plans in a purposefully vague manner to avoid any statement that could be interpreted as a comment on the Company’s imminent plans. His statement did not indicate or extend an offer to invest in the Company currently or in the near future.

We do not believe that an intentionally vague statement about a planned IPO in the next year made to a trade publication not directed at investors satisfies the definition of “offer” or “offer to sell” in Section 2(a)(3) of the Securities Act. Mr. Lien’s statement did not make an offer with respect to any specific security at any specific time, nor did it convey any possible valuation of the Company or any specific security. We believe the statutory definition under Section 2(a)(3) specifically excludes offers of securities in the indefinite future. Section 2(a)(3) states that “a right to subscribe to another security of the same issuer or of another person, which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security.”

Going forward, Mr. Lien will avoid making any public comment regarding the Company’s plans for an initial public offering.

Our Solution

Business Benefits, page 3

2.	We note your response to prior comment 9. Here or elsewhere as appropriate, please explain the limitations associated with utilizing user studies to determine the effectiveness of your platform. For example, please disclose whether users’ experience with the platform may have affected the threshold question of whether they elected to provide a response to the survey.

In response to the Staff’s comment, the Company has revised page 78.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

3.	We note your response to prior comment 16, and your corresponding amended disclosure where you state that: “In order for us to begin to generate net income, we will need to grow revenues at a rate faster than our cost of revenues and operating expenses.” Please expand your disclosure to provide further specificity and context to the disclosure. The revised disclosure should be specifically tied to Marin Software’s current and recent financial and operating condition.

United States Securities and Exchange Commission

Division of Corporation Finance

February 13, 2013

In response to the Staff’s comment, the Company has revised page 43.

Key Metrics, page 44

4.	We note your revised disclosures on page 45 where you provide the number of active advertisers and the annualized advertising spend for December 2010, 2011 and 2012. As you state that these metrics have a strong correlation to your ability to increase revenue, please tell us what consideration you gave to presenting these metrics for each quarter in fiscal 2012. In this regard, it appears that this additional information would provide investors with a better understanding of how the business has grown during the past fiscal year.

In response to the Staff’s comment, the Company has revised page 45 to disclose the number of active advertisers for March 2012, June 2012 and September 2012.

The Company respectfully advises the Staff that it believes that the annualized advertising spend will fluctuate on a quarterly basis and disclosing these metrics may be potentially misleading to investors. For example, when the Company signs an agreement with a new customer, it frequently takes some time for the new customer to increase its annualized advertising spend on the Company’s platform, so the annualized advertising spend on the Company’s platform for a period may not reflect recently signed large contracts. Additionally, if a customer decreases its advertising spend for a period, the advertising spend metric may be misleading by providing an annualized number that does not reflect the longer-term business of the Company. The Company believes that these fluctuations are normalized over the course of a calendar year and disclosing advertising spend on an annual basis provides investors with helpful disclosure regarding trends in the advertising spend managed on the Company’s platform.

The Company further respectfully advises the Staff that disclosing annualized advertising spend on its platform for March 2012, June 2012 and September 2012 (as well as December 2012) would also allow competitors and current and potential customers to gain insights into the Company’s negotiated pricing policies, which could cause substantial competitive harm to the Company.

The Company has revised page 45 to disclose the qualitative trend in advertising spend during the year and will disclose the annual advertising spend for 2012 when the Company’s audited financial statements for 2012 are disclosed in its next filing.

5.	Also, please further revise your results of operations discussion to correlate the number of active advertisers and the amount of annualized advertising spend each period to the increase in revenue for the respective periods.

The Company respectfully advises the Staff that it has disclosed the number of active advertisers and the amount of annualized advertising spend in the key metrics disclosures for 2010 and 2011. The Company will add that information for 2012 when the Company’s audited financial statements for 2012 are disclosed in its next filing. The Company believes that the current disclosure in the results of operations discussion that identifies the amount of revenue generated from new advertisers and existing advertisers during the periods is appropriate for an investor to understand the source of the Company’s revenues. The Company believes that there is not necessarily a direct correlation between the amount of increased revenues and the change in active advertisers in a period. For example, while, as a whole, revenues could increase with additional active advertisers that use the Company’s platform, those additional active advertisers may not necessarily account for the change in revenues. Additionally, if the Company adds many new active advertisers from whom the Company recognizes revenues of just more than $2,000 in at least one month in a period, that would not result in significantly increased revenues and would be less meaningful than adding a few new active advertisers with larger purchases during the period. Further, the Company believes that annualized advertising spend could be generally correlated to changes in revenues over a period because as annualized advertising spend on the Company’s platform increases, revenues will generally increase. The Company has noted this trend in the key metrics disclosures in its MD&A. However, the Company believes that other factors related to the terms of customer agreements can make it more difficult to precisely correlate annual advertising spend to changes in revenues. For example, our revenues as a percentage of the advertising spend for a direct customer may vary significantly throughout an annual period. During periods where the direct customer is managing a significant amount of advertising on our platform due to seasonality, our revenues as a percentage of that spend will generally be lower than in periods where the advertising spend decreases to amounts where the customer pays only the minimum fee. Therefore, the Company believes that it is difficult to provide a direct correlation to the increase in revenues for a specific period and that investors could potentially draw incorrect conclusions about the Company’s operating results.

6.

In your response to prior comment 22 you state that “many” of your customer contracts do not have minimum fees, which lessens the importance of renewing customer contracts. Please clarify how your disclosures elsewhere in the filing support this assertion. In this regard, we note that approximately half of your revenues are generated from direct advertising customers

United States Securities and Exchange Commission

Division of Corporation Finance

February 13, 2013

and as you state on page 43, most of your direct advertiser customers are contractually committed to a monthly minimum fee. As it appears that at least half of your arrangements have minimum fee commitments, it remains unclear to us why you believe this information is not meaningful to investors and why renewal of such arrangements would not be of importance to your operations.

The Company respectfully advises the Staff that for those customers with minimum commitments, because the minimum commitments were initially determined based on a percentage of estimated usage for the first few months, the Company believes that the number of renewed customer contracts is not material to investors. Furthermore, the monthly minimum fee is set at approximately half the expected monthly fee, and is therefore not an accurate predictor of actual monthly fee. Instead, the Company believes that the continued and increased usage by customers of the Company’s platform is more important to the Company’s financial results than the number of individual contracts that are renewed. For example, a customer that renews its contract with a lower minimum commitment would have little meaning to the investor compared with a customer that renews its contract with the same minimum commitment, but continues to manage its advertising spend on the Company’s platform in excess of the minimum commitment. Accordingly, in response to the Staff’s comment, the Company has revised the Registration Statement on pages 5, 12, 14, 16 and F-8 to include disclosure regarding the risks associated with the Company’s customers continuing and increasing usage of the Company’s platform to manage their advertising spend and to delete disclosure with respect to customer contract renewals.

Business

Business Benefits, page 77

7.	We note your expanded disclosure relating to a study of your active advertisers. Please expand your disclosure to discuss any analytical limitations associated with relying on your customer data study. Please also disclose your beliefs regarding whether the sample size was sufficiently large in relation to your overall user base to draw conclusions regarding the effectiveness of your platform.

In response to the Staff’s comment, the Company has revised page 77.

Partners, page 87

8.	We note your response to prior comment 33. It is unclear from reviewing your disclosure how material these partnerships are to Marin Software’s business. A review of your website indicates that these partnerships allow you to provide marketers with a complete solution to their online advertising needs. Please revise to provide a more complete description.

In response to the Staff’s comment, the Company has revised page 87.

Notes to Consolidated Financial Statements

Note 7. Redeemable Convertible Preferred Stock, page F-20

9.	We note that you continue to reference “redeemable” convertible preferred stock on page F-21. Please remove such references as you indicated in response to prior comment 43 or tell us why these references are appropriate.

In response to the Staff’s comment, the Company has revised page F-21.

United States Securities and Exchange Commission

Division of Corporation Finance

February 13, 2013

Note 12. Net Loss Per Share and Pro Forma Net Loss Per Share Available to Common Stockholders, page F-29

10.	We note the revisions made to your pro forma net loss per common share calculations for both the year ended December 31, 2011 and the nine months ended September 30, 2012. Please tell us why the number of shares in the pro forma adjustment to reflect the conversion of convertible preferred stock changed. Please provide your calculations that support the amounts currently disclosed.

The Company respectfully advises the Staff that pro forma net loss per common share calculations for the year ended December 31, 2011 and the nine months ended September 30, 2012 were revised to reflect the weighted-average number of shares of preferred stock outstanding during the respective periods, as opposed to the number of shares of preferred stock outstanding as of the respective period-end dates. The calculations for the nine months ended September 30, 2012 includes the 1,478,064 shares of Series F-1 Preferred Stock issued in November 2012, which is consistent with the disclosure in the preceding paragraph of Note 12 to the Company’s financial statements. The calculations that support the amounts currently disclosed are attached hereto as Exhibit A.

* * * * * * *

Additionally, in response to the conversation on February 8, 2013 between Ivan Griswold of the Staff and Michael Brown of Fenwick & West LLP, the Company’s outside legal counsel, the Company has revised page 76 of the Registration Statement.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:         Christopher A. Lien, Chief Executive Officer

              John A. Kaelle, Chief Financial Officer

              Rashmi Garde, General Counsel

              Marin Software Incorporated

              Michael A. Brown, Esq.

              Fenwick & West LLP

              Douglas D. Smith, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

February 13, 2013

Stewart L. McDowell, Esq.

Gibson Dunn & Crutcher LLP

Stephane Berthier

PricewaterhouseCoopers LLP

Exhibit A

Marin Software Inc.

Pro Forma Net Loss Per Share Calculations

Periods Ended December 31, 2011 and September 30, 2012

Calculation of Weighted Average Preferred Shares Outstanding

			Year Ended December 31, 2011			Nine Months Ended September 30, 2012
Round of Preferred Stock	Number of Shares Issued	Issuance Date	Days Outstanding	% of Period	Weighted Average Outstanding	Days Outstanding	% of Period	Weighted Average Outstanding
Series A Preferred Stock	2,009,043	1/16/2007	365	100%	2,009,043	274	100%	2,009,043
Series A-1 Preferred Stock	1,400,209	9/14/2007	365	100%	1,400,209	274	100%	1,400,209
Series B Preferred Stock	2,621,267	4/14/2008	365	100%	2,621,267	274	100%	2,621,267
Series C Preferred Stock	4,673,393	4/14/2009	365	100%	4,673,393	274	100%	4,673,393
Series D Preferred Stock	2,022,239	5/11/2010	365	100%	2,022,239	274	100%	2,022,239
Series E Preferred Stock	1,743,940	3/29/2011	277	76%	1,323,483	274	100%	1,743,940
Series F Preferred Stock	2,804,788	1/25/2012	0	0%	—	249	91%	2,548,877
Series F-1 Preferred Stock	1,478,064	11/27/2012	0	0%	—			1,478,064

Weighted Average Preferred Shares Outstanding					14,049,634			18,497,032

Calculation of Weighted Average Common Shares Outstanding
Weighted average common shares issued					4,386,869			4,670,677
Weighted average common shares issued but subject to repurchase					(328,695)			(358,722)

Weighted Average Common Shares Outstanding					4,058,174			4,311,955

Weighted average shares used to compute pro forma net loss per shares					18,107,808			22,808,987

Calculation of Pro Forma Net Loss Per Share
Pro forma net loss available to common stockholders					(17,350,000)			(19,048,000)

Pro forma net loss per share available to common stockholders—basic and diluted					$(0.96)			$(0.84)